SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 29, 2010

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Company Secretariat

16 November 2010

To:
London Stock Exchange
Australian Securities Exchange

cc:
New York Stock Exchange
JSE Limited

For Announcement to Market

Please find attached addresses to shareholders currently being delivered at BHP Billiton Limited’s Annual General Meeting by the Chairman and the Chief Executive Officer.

The poll results will be communicated to the market shortly after the conclusion of BHP Billiton Limited’s Annual General Meeting held in Perth today.

Jane McAloon
Group Company Secretary

BHP Billiton Limited Annual General Meeting Speeches by
Jac Nasser, Chairman, BHP Billiton
and
Marius Kloppers, Chief Executive Officer, BHP Billiton
16 November 2010

Chairman’s Address

Good morning ladies and gentlemen. My name is Jac Nasser and I will chair today’s meeting. It is a pleasure for the Board to be here in Western Australia.

Before we start today’s business proceedings I would like to recognise the traditional owners of the land on which this meeting is being held, the Nyoongar people. Let me ask Nyoongar elder, Mr Neville Collard, to the podium to conduct the Welcome to Country. Mr Collard.

Thank you for your Welcome to Country Mr Collard.

A warm welcome to the 2010 Annual General Meeting of BHP Billiton Limited and thank you for joining us. This meeting is being webcast so let me also welcome those shareholders on-line.

This is the 150th anniversary of your company. Over those years BHP Billiton has developed into a global leader in the resources industry with 100 operations in 25 countries. We have some of the finest assets in the world, we are financially strong, with a team of 100,000 people who are committed to delivering financially and operationally for you – and they are just as committed to delivering on the promises we make as a company.

You will have seen from the opening video that we have deep roots in Australia and particularly in Western Australia. We are proud of that history.

Our Western Australian operations represent 20 per cent of our global assets and include Petroleum, Iron Ore, Stainless Steel Materials and Aluminium. Importantly we have more than 66,000 shareholders who live in Western Australia.

All of us at BHP Billiton are proud to play a role in the ongoing economic development of Western Australia and we remain committed to further investment in this great state. We understand that to remain a successful company we must continue to invest in projects that meet our strategy and disciplined financial guidelines. We are fortunate to have many internal growth projects in Western Australia and elsewhere that meet our criteria.

We also need to demonstrate to the communities where we operate that we are a strong local partner. The Purarrka Indigenous Mining Academy in the Pilbara is a good example. We developed this with the indigenous-owned contractor, Ngarda Civil and Mining. Part of the program addresses the real barriers to success in participants’ work and personal lives through the provision of skilled and qualified mentors, as well as training and education. We are proud of the achievements that are associated with the Academy.

Introductions

Before I move on, let me introduce your Directors.

To my left is our Chief Executive Officer Marius Kloppers

Sitting in the audience are your Directors. John Schubert, David Crawford, Carlos Cordeiro, Alan Boeckmann, John Buchanan, Wayne Murdy and Keith Rumble. We also have our two new Directors, Carolyn Hewson and Malcolm Broomhead.

On the stage next to Marius, is Alex Vanselow, our Chief Financial Officer and Chairman of the Investment Committee and Financial Risk Management Committee. And next to me is our Group Company Secretary, Jane McAloon.

In the audience we have Martin Sheppard from KPMG, our external auditors.

We also have the Group Management Committee with us today. Alberto Calderon, Andrew Mackenzie, Marcus Randolph, Karen Wood and Mike Yeager.

Our Contribution - Developing World

Let me now outline some of our strategic thinking and how this fits into a rapidly developing world.

As you have heard many times, our strategy is straightforward. We own large, long life, low cost, export oriented assets, diversified by commodity and geography and we operate them according to our values. The core of our mission is to ensure that BHP Billiton delivers value to shareholders.

While this is our central focus, we understand we can only succeed if we also deliver value to society as a whole – and to our individual stakeholders such as our employees, contractors, suppliers, customers and the communities and countries where we operate.

The foundation of this value is the contribution our products make to society. They help underpin advances in economic development and living standards – advances that are improving the quality of life of millions of people.

To deliver these products:

* we develop the best resources around the world – in the last five years we have invested over $31 billion in internal growth projects;
* we build supporting infrastructure like ports and rail to transport the mined material;
* we bring technology, systems and processes to sell the product to our customers; and
* we create highly skilled jobs that require people with deep technical and operational expertise who facilitate the entire process.

We are not alone in doing this. We act together with other companies, governments and communities – but as one of the world’s largest companies, we are a major contributor. We are proud of that contribution and take the responsibilities that come with it very seriously. I will come back to this point shortly.

First though, in the context of the important recent debate in Australia about taxation and national competitiveness, I want to make some comments on our direct financial contribution to society.

The once in a generation surge in demand driven by industrialisation and urbanisation, primarily in Asia, provides a unique opportunity for resource rich countries like Australia to capture the benefits.

The question governments and communities are always entitled to ask is whether the balance is right between the return to those who risk their capital and the return to the community who own the raw resources before they are developed. No one country has a monopoly on the development of resources. Countries compete for capital because the resources are only of real value when the capital and skills are applied to develop them.

There are many opportunities around the world for large scale resource projects. Those that will be developed first are in the countries that are competitive in terms of flexible labour regimes, efficient business regulation and, importantly, a stable and fair tax system.

It is the right of governments to change policy parameters, for example tax regimes, and to decide if, where and when resources will be developed. However, it is important that a country’s competitiveness, and its attractiveness as an investment destination, is not negatively affected in the process.

Major, export oriented resource projects require billions of dollars to be invested. These are complex, large and long term decisions.

When we are successful, as we have been in recent years, the return to the community is considerable both directly and indirectly. The returns come in the form of increased employment, the creation of new small and medium size businesses, export earnings and a boost to economic growth.

When resources are developed, companies like BHP Billiton pay royalties and taxes to governments, which in turn, contribute to community development and economic growth.

In 2010 for example we paid over $7 billion directly in company taxes and royalties and $850 million in taxes collected on behalf of our employees. Our highest tax payments are made in Australia, where we are the largest tax payer and also have the majority of our assets. Here in Western Australia, we have 20,000 employees and contractors and paid nearly $3 billion in taxes and royalties last year.

Our Diversification Strategy

Let me return to the importance of our strategy. We believe that our core business strategy of diversifying our investments across geographies and commodities, differentiates us – and more importantly continues to deliver value to our shareholders.

The last two years have seen almost unprecedented disruption in financial markets with many countries still facing fragile economic conditions. This weakness in most developed countries has resulted in significant price volatility for our commodities. Our strategy helps counter that volatility and generates greater stability in our cash flows.

This slide illustrates the point. It shows our profit margins since the BHP Billiton merger for each of our commodities. The volatility is quite dramatic. However, when looked at in total, as shown by the black line, you can see the impact of our strategy in reducing volatility. In practical terms, this means more robust financial performance through commodity and economic cycles. This in turn, allows us to invest more consistently and deliver progressive dividends. The financial and other strategic benefits of this are detailed in the Annual Report.

The combination of our strategy, together with the hard work of our people, delivered BHP Billiton’s strong performance in 2010.

Let me highlight some key points:

* underlying earnings before interest and tax increased by 8 per cent to $19.7 billion;
* profit increased by 16 per cent to $12.5 billion;
* we generated net operating cash flow of $17.9 billion allowing us to reduce net debt to $3.3 billion;
* and we have 20 projects in our growth pipeline, and expect to invest $15 billion in capital expenditures this year;
* importantly, for shareholders, the full year dividend was increased by 6 per cent to 87 cents a share, consistent with our progressive dividend policy.

This slide shows that since the merger of BHP and Billiton in 2001 there has been a 420 per cent increase in the total cumulative shareholder return. Overall a very solid performance.

Long Term Economic Environment

Marius will talk in some detail about the long term global economic environment. As you know, it has a very significant influence on our business and our strategy.

We are witnessing an extraordinary structural shift and period of growth in the global economy towards China and other emerging markets and we are still only at the beginning of this era of growth and change. While Europe, the US, Japan and other mature markets remain significant contributors to overall commodity demand, it is the emerging markets that are the drivers of growth.

This slide demonstrates the point using copper demand as an example. It is the forces of industrialisation, urbanisation and improved living standards in the developing world – particularly in China – that is driving this unprecedented growth.

The building blocks of this growth, and improved living standards, are resources – the very products that are at the centre of our strategy – such as iron ore, coal, copper and energy.

Our products are the basic ingredients for everyday goods. These range from trucks, trains, consumer electronics, and household appliances – to construction equipment, building materials and the energy needed to keep the world powered, mobile and productive. We believe that our products, combined with our capacity to scale up to meet this unprecedented demand, positions BHP Billiton in a pivotal time and place in history.

This is a major opportunity and it brings true meaning to our brand ‘Resourcing the Future.’

Let’s put this in some context.

This year China overtook Japan as the second largest economy in the world at about $5 trillion – an impressive feat.

On the other hand, China’s population is about ten times that of Japan – which means that China’s income per person is just one tenth of Japan’s. With this background, there is no doubt that China will continue to have significant growth potential as its income per person and living standards continue to improve.

At the same time there are a number of other economies that are at the initial stages of their development – India is the most obvious example. India’s economy is only one quarter the size of China’s, even though its population is about 90 per cent of China’s. Many analysts predict that India’s growth rate could be similar to that of China’s in the next few years.

As a Board, we feel confident that these factors will drive continued global economic growth and, importantly, long term demand for our diversified portfolio of products.

Social Licence to Operate

Now – I mentioned earlier, that to deliver value to shareholders we must deliver value to society, beyond our financial performance. We understand the need to be welcomed as partners into the communities in which we operate, at both the national and local levels – and to work with integrity. We call this our social licence to operate.

Broad community support is crucial to our continued success as a company. It requires us to listen carefully to our stakeholders and to respond to their concerns, recognising that we don’t always get things totally right and there is always room for improvement.

Working with integrity and maintaining our social licence to operate are fundamental to the way we work and to our success. There are three elements to this – health and safety, social responsibility and environmental sustainability – all of which I will touch on.

First – I cannot overstate the importance of safety to us. For us, safety is a fundamental value and is integrated into the way we work. Although we have shown improvement in this area, the fact is that five of our people lost their lives while working for us in the last year – this is simply unacceptable.

I would like to recognize each of them. On behalf of the Board and Management we offer our condolences to their families and friends. This reminds us of the challenges ahead to achieve a workplace where there are no fatalities.

Social responsibility is the second element of our licence to operate.

I talked earlier about how BHP Billiton’s products are at the foundation of economic growth, particularly for the developing world, and is therefore central to our broad contribution to society.

Society, however, faces a dilemma – rapidly rising living standards bring opportunities, but rising living standards also impact the environment. Accordingly, society faces complex decisions as it determines the right balance between these sometimes competing demands.

I want to share some of our views on these challenges. First, let me make some comments on the role of a company within society, and about what people should and should not expect from businesses like ours on these issues.

For clarity, BHP Billiton makes investment decisions, within our core strategy, based on two criteria: firstly, can we operate within our high standards for health and safety, community support, environmental protection and ethical behaviour – and secondly, is there a good return for shareholders.

Operating within our standards is clearly within our control and fully our responsibility.

However, decisions we make on investments in coal, uranium, oil and gas for example, are ultimately made based on our assessment of long term market demand and commercial returns.

It is government policy, set in response to public debates, that helps determine market demand – which influences the returns to shareholders. So, it is for society as a whole to decide the direction to take on the broader global issues, like climate change and the future of energy. While we contribute to public debates on these issues, including sharing our knowledge, experience and opinions the broad direction society chooses is not our decision to make.

As I have said, we accept full responsibility for our direct impacts such as the safety and quality of life of our people, and the impact on the communities and the local environment. We are always happy to engage and hear suggestions of where we can improve in this area.

Within that context, I would like to make some comments on the third element of our social licence to operate – environmental sustainability – and in particular climate change.

For several years now, we have recognised that the science of climate change demonstrates that human activities have a negative impact on our climate, and consequently pose risks to our society and economic well-being.

While there are a variety of public views on this topic, mainstream science has concluded that there is more than adequate evidence to warrant action.

The science also tells us that reducing these risks to an acceptable level, translates into limiting global warming to no more than two degrees celsius above the pre-industrial global average temperature. This is the target agreed to by the world’s major governments at Copenhagen, including China, India, Europe and the United States.

The world needs ever increasing energy supplies to sustain the economic growth and development that is lifting millions of people out of poverty. On this basis it is clear that new energy solutions are required and the energy market will see change over the coming years.

While climate change is a challenge to society, and to companies involved in traditional energy production and marketing, it also creates an environment for innovation to provide solutions to a carbon constrained world.

A benefit of our diversified portfolio is that we face lower strategic risk from the inevitable shifts that issues like climate change drive. While coal and oil for example, have potential downside risk in a shift to a lower carbon economy, uranium and gas have upside potential.

The International Energy Agency’s mid range forecast is that by 2030 nuclear energy will comprise 14 per cent of electricity supply, natural gas 21 per cent and renewables 29 per cent. But, with the same forecasts showing 34 per cent of global electricity demand to be met by coal, reducing emissions from this source of energy is a pressing issue for us all.

One of the areas we have been investigating, along with many others, is how to deal with the carbon dioxide emissions from coal with particular emphasis on carbon capture and storage technology. I should say that progress in this area has been slower than expected.

Therefore, while we are pleased with the continuing contribution of our coal business, the Board and Management are paying close attention to the developments in technology, government policy and market responses around the world.

On balance, however, we remain optimistic that the emergence of innovative technologies will play a significant role in the overall long term energy solution. This will include carbon capture and storage as well as increased energy efficiency measures, renewable energy, gas, nuclear power and changes to traditional power generation patterns. Combined with good government policies this will, over time, deliver the clean energy the world needs.

Additionally, we believe there is an advantage if Australia acts now on climate change. Economies that defer action are likely to face higher long-term costs, as global investment is redirected to early movers. As one of the most carbon-intense economies, if Australia acts strongly to reduce its carbon footprint, its emissions-intensive sectors are likely to maintain or improve their competitiveness in a low-emissions world.

Clearly, this matter is of considerable interest to you as shareholders – and to all Australians. We will continue to contribute to the debate as it develops in the countries in which we operate.

Recent Transactions

You will have seen our announcement yesterday that we have withdrawn our offer for PotashCorp and announced the reactivation of the remaining $4.2 billion share buy-back. We are disappointed because we believe the acquisition would have delivered considerable value to PotashCorp shareholders, and importantly, to BHP Billiton shareholders. Although we believe that our ownership of PotashCorp would have created net benefits to Canada, we respect the Canadian Government’s decision.

We have been in business in Canada in various operations for over 40 years and, specifically, we remain committed to investing in Canada’s potash basin. I should emphasise that our aim is always the pursuit of transactions that we believe offer significant opportunities to increase shareholder value.

The transactions we pursued over recent times, PotashCorp and the joint venture with Rio Tinto, would have added considerable value for shareholders whether in the form of iron ore synergies available in Western Australia or by accelerating our market position in commodities such as potash.

As one of the world’s largest and most successful resources companies, your Board has an obligation to look for options that create shareholder value. And your Board believes that it was in the interests of you, our shareholders, to pursue these transactions.

However, it is also our obligation to end transactions when the Board believes shareholder value cannot be delivered. This can happen when conditions change or risks increase. We experienced this with the global financial crisis in 2008 and recently, as I said earlier, in Canada with the proposed acquisition of PotashCorp. These are not easy decisions to make but you can expect that we will always adopt the same disciplined approach to investment decisions.

While we invested time and money in pursuing each opportunity, we continue to believe that the potential returns outweighed the risk of not being in the position to proceed.

And can I say, that BHP Billiton’s strength gives us the almost unique ability to pursue these opportunities but not be distracted by them. As you can see from our results this has not been a distraction to delivering our strategy and returns for our shareholders.

Concluding Remarks

Now before I ask Marius to give his CEO address, I would like to make a final comment.

This is my first Annual General Meeting in Australia as your Chairman and I want to acknowledge your support. I also want to thank on behalf of all Directors and shareholders, the 100,000 BHP Billiton people who are responsible for the results.

For shareholders here today, your Directors and I look forward to seeing you at the end of the meeting.

Marius, can I ask you to address the meeting?

Chief Executive Officer’s Address

Thank you Jac and good morning everyone.

As Jac mentioned, BHP Billiton’s operations have continued to deliver solid results in a very volatile period.

Today I would like to talk about the long term drivers of those results, and how we believe we can meet the challenges and prosper from the opportunities that will arise. In particular I will talk about:

* The global shift in economic power and what it means for short term economic growth and the demand for our products;
* Secondly, about our commitment to the health and safety of our people, and to the environment and communities in which we operate;
* I will also talk about how we are positioned to grow safely, supported by a simple and scaleable organisation;
* And finally I will say a few words about our bid for PotashCorp.

New Balance of Power

For a global company like ours, the dynamics of the economic and political environment will inevitably shape the way we do business.

Jac has already commented on the fact that the distribution of wealth in the world is changing. These changes will continue to result in a significant shift in the balance of global economic power.

China is the most successful emerging economy today and has become the second largest economy in the world. It has been remarkably successful in transitioning from a centrally planned economy into a more market-oriented one.

Urbanisation and industrialisation are the key drivers that are transforming the lives of people in China, and they are also driving change in other emerging countries like Brazil, India and Russia.

But these countries are not alone; we are also seeing the rise of yet another group of fast developing countries including Indonesia, Mexico and Turkey.

The future success of BHP Billiton will depend on our ability to seize the opportunities that these changes present.

Short Term Economic Growth

Presently, emerging economies are growing at approximately three times the rate of the developed countries and, as this slide shows, are becoming more important to the global economy. BHP Billiton’s growth is leveraged to these higher growth rates.

While Japan, the United States and the EU are finding it difficult to generate growth, overheating is in fact a larger issue in the emerging economies.

China has been successful in engineering a slowdown to prevent overheating and, in the same vein, both India and Brazil have raised interest rates.

Demand for our products

So despite our overall modest outlook for the world economy, we are encouraged by the incremental demand for our products driven by these emerging economies.

The pull back in investments by our competitors during the global financial crisis means that supply is lagging. As a result, the overall supply-demand conditions are favourable to us.

Our balance sheet strength, quality of assets, and policy of investing throughout the cycle, positions BHP Billiton well to capture these opportunities.

The importance of Health, Safety and Environment and the focus on Communities

As we discussed, BHP Billiton is positioned to continue growing. This makes how we do things even more important and we take this responsibility very seriously.

I cannot begin to talk about this without reflecting on the fact that, as Jac mentioned, five of our people lost their lives at work this year. This happened despite the continued trend towards fewer injuries that we have achieved in the last four years. I would like to take this opportunity to offer my condolences to their families, friends and colleagues.

Reducing the risks in our business requires strong, accountable leadership, with a focus on identifying hazards and putting in place effective controls that limit the risk to an individual’s health and safety.

We are also continuing to address possible occupational health issues by reducing exposures that can cause long-term harm. I am pleased to report that we have achieved our targets to date in this area, and that the total number of occupational illnesses continues to fall.

Energy Use and Greenhouse gas emissions trend

BHP Billiton also has targets in energy use, greenhouse gas emissions and water usage amongst others. I’m pleased to report that we have made significant progress in all of these areas.

This year our total energy use and greenhouse gas emissions were the lowest since 2007. We have reduced the amount of greenhouse gas emitted per unit of production by 7 per cent in the last four years.

Similarly, we have improved the ratio of recycled water used by 7 per cent in the past three years.

You will find more detailed information on all of these and other topics in our Sustainability Report.

Climate Change

Now, I’m sure you are aware that we recently spoke about climate change. We believe that before we get a unified global approach, individual countries will take actions that will only later come together in a global scheme.

Importantly, we acknowledge that there are no simple answers to the carbon emissions issue and that a solution will involve a combination of initiatives.

I won’t cover in detail today all the key design features we advocate, but I would like to emphasise a few important policy principles as the world thinks about emissions reduction:

* A clear price signal will be necessary to reduce consumption and reduce emissions;
* Governments must operate carbon reduction programs on a revenue neutral basis, lest the carbon price just becomes another tax. Therefore, the revenues raised must be returned to individuals and businesses; and
* Emissions costs for trade exposed products must be rebated, given that it will take time until a global system is in place.

Finally, let me comment on our community involvement. Our voluntary investment exceeded $200 million this year. In doing so, we have met out target of investing one per cent of our pre-tax profit in community programs. Since we set this target, at the time of the merger of BHP and Billiton we have contributed a total of $930 million to community development.

A simple and scaleable company

You have heard me talk about our opportunities for growth. Sometimes our investors ask: “Are you too large to grow?”

My answer to that question is: “We are a scaleable organisation and a simple portfolio of large upstream expandable assets.”

Let me explain. By having a simple structure we can organise work more effectively and let our people focus on doing what is important. We standardise our work processes so we can easily deploy them globally.

The disciplined execution of our strategy has given us a portfolio of relatively few, but large assets. These assets are of exceptional quality, low in operating cost and expandable.

Now, the combination of this simple company structure, an organisation of talented people focused on what is important, and the shape of our portfolio, enables our growth.

Which brings me to comment on our bid for PotashCorp. You will have seen our announcement that we have withdrawn our offer for PotashCorp on the basis that the condition to the offer which requires Industry Canada approval cannot be satisfied.

During the investment review process, we engaged extensively with officials from the Investment Review Division of Industry Canada. We believe that the reasons provided by the Minister for Industry for his interim decision would have required undertakings that would have been adverse to our strategy and counter to creating shareholder value.

Importantly, at BHP Billiton we take pride in doing what we say we will do and standing by the commitments we make. We have said all along that we plan to develop a significant presence in the potash industry and this remains true today. We therefore remain committed to progress the evaluation of our Jansen project and our other development opportunities in Saskatchewan. We look forward to being a trusted partner of the people of Canada for many decades to come.

Also, given these circumstances, we have decided to reactivate the remaining component of $4.2 billion of our previously suspended $13.0 billion buy-back program.

Closing

In closing – let me say that I believe that as shareholders, you should be proud that BHP Billiton is a major supplier of the materials that lift hundreds of millions of people out of poverty, raising living standards for many more and fuelling economic growth.

We recognise we need to do this while meeting the increasing expectations in terms of sustainability. By working to meet these expectations, maintaining high standards of performance and working with integrity, we are creating the conditions for the long term success of the company.

With that, I’ll hand back to Jac. Thank you.

The Chairman then conducted the formal items of business including Items on remuneration as follows:

Remuneration Items

We now move to items associated with remuneration.

The first is item 13, the Remuneration Report. This vote is non-binding. It provides shareholders with an opportunity to cast an advisory vote on our compensation policies and practices for the previous financial year. Even though the vote is non-binding, the Board takes the outcome into account when reviewing the Group’s policies.

A key component of our remuneration policy, is to link a very substantial portion of our senior executives’ pay to BHP Billiton’s performance, and the creation of long term value for shareholders. As you can see from this slide, around 28 per cent of the Chief Executive’s pay is fixed – made up of base pay and pension and 72 per cent is at risk – made up of short term and long term incentives.

The “at risk” pay is determined by performance against financial and non financial measures, including the health and safety of our workforce and the Group’s profitability. That is, if the company performs well then executives also benefit. This chart from the Report shows how the average short term incentive for our senior executives over the past 5 years is aligned with profit.

The increase in short term incentive between 2009 and 2010 was driven by improved profit and very good performance in capital management – it represented 71.4 per cent of the maximum possible under the plan.

The second element of “at risk remuneration” is the long term incentive which is delivered in the form of Performance Shares under the Group’s Long Term Incentive Plan.

Performance is assessed at the end of five years. It is measured by comparing BHP Billiton’s total shareholder return against a group of other companies.

As this slide shows, over the five year period from 1 July 2005 BHP Billiton outperformed our peer group companies by 74 per cent. Therefore, all shares awarded under the 2005 Long Term Incentive Plan vested in August 2010. This outperformance created $59.2 billion of shareholder value over and above the average of our peer group.

The next matter for consideration, item 14, is a proposal to amend the Rules of the Long Term Incentive Plan. The details are set out in the Notice of Meeting.

The primary purpose of the plan is:

* to motivate sustained exceptional performance and the creation of long term value for shareholders;
* to align executive and shareholder interests; and
* to attract and retain top talent.

As there has been considerable change – both within the Group and the external remuneration environment since the plan was first approved by shareholders in 2004, the Remuneration Committee undertook a review to ensure that the plan continues to meet its objectives.

In conducting the review, the Committee took advice from Kepler Associates, the Committee’s independent expert. The Committee concluded, that while the plan would benefit from some changes, the overall design remains robust.

Specifically, there were two key findings. First, the Committee found that the current 5-year performance period is consistent with our longer term business cycle and should be retained. At 5 years, the plan has a longer performance period than the plans of most other ASX 200 companies. Nevertheless, we see the 5 year period as a good feature that is more aligned with our business model.

The second finding was that the current design is highly geared, meaning that it has the potential for extended “all or nothing” outcomes. The Committee felt that this aspect of the plan was not aligned with BHP Billiton’s lower risk, diversified business strategy.

As a result the Committee considered potential changes to the plan, and subsequently consulted with major shareholders and shareholder advisory groups on these changes. The changes to the plan that shareholders are being asked to approve today follow this consultation.

In that context, the Committee endorsed three main changes which it believes enhance the alignment of shareholder and executive interests:

First, we recommend 25 per cent vesting of shares where BHP Billiton’s performance is equal to the comparator group average. Currently there is zero vesting at this level of performance – and this is largely responsible for the high level of gearing in the plan. It is worth noting that BHP Billiton is the only company in the ASX 10 and the FTSE 20 that does not vest at median.

Secondly, we recommend amending the rules to allow more than one comparator group to be used, in assessing performance over five years. For this year’s grants, we are proposing to use a broad stock market index as the comparator group, in addition to the existing industry sector-based group.

Thirdly, we have expanded the sector-based comparator group to include major oil and gas companies given the importance of Petroleum in BHP Billiton’s portfolio.

These changes will result in a higher Expected Value for each Performance Share, which will be taken into account by the Committee in determining the number of performance shares to grant to participants. Overall the Committee and Board believe the changes will result in a plan which is better aligned to shareholders’ interests and the changes are therefore recommended for approval.

Closing Remarks

Ladies and gentlemen, thank you for your patience.

Before I close the meeting, let me say again that the results for the 2010 financial year demonstrate the strength of BHP Billiton. This is a reflection of the quality of our people, our unique set of assets and an effective strategy.

On behalf of the Directors, I thank all our shareholders for their support – you can be assured that we will continue to strive for ongoing improvement on your behalf.

Thank you for attending. Please join us for refreshments.

BHP Billiton Limited
ABN 49 004 028 077
Registered in Australia
Registered Office: 180 Lonsdale Street Melbourne Victoria 3000

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place London SW1V 1BH United Kingdom

The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077)
Date : November 29, 2010	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary

BHP Billiton Limited (ABN 49 004 028 077)
Date : November 29, 2010	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary